NEWS RELEASE
Kelso Technologies Inc.
November 5, 2025
Canada: TSX: KLS

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"),(TSX: KLS) reports that the Company has released the unaudited interim consolidated financial statements and Management Discussion and Analysis for the three months ended September 30, 2025.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated. The Company's unaudited interim consolidated financial statements and MD&A for the three months ended September 30, 2025 were approved by the Board of Directors on November 6, 2025.

HIGHLIGHTS:

• Kelso Technologies Inc. announces its third consecutive profitable quarter.

• The Company reported Q3-2025 net income of $182,851 or $0.00 per share. Excluding discontinued operations, the Company reported net income of $187,119.

• In Q3-2025, gross revenue rose 11.3% year-over-year to $2.81 million, up from $2.52 million in Q3-2024. This growth was primarily attributable to orders deferred from Q2 into Q3, largely as a result of macroeconomic factors; Kelso's principal customers responded cautiously to new tariffs introduced in April and May. Since late Q2-2025, the Company has noted some improvement as the industry adapts to prevailing market conditions. Nevertheless, there is an observable deceleration in new tank car constructions as year-end approaches.

• In 2025 year to date, the Company reduced total expenses by 20% ($766,486) through cost management. Third-quarter revenue rose due to order timings, but new tank car builds faced challenges from tariff uncertainties. Management remains committed to profitable growth and seeks diversification beyond rail.

• The Company is exploring opportunities in related sectors like Water & Wastewater, Oil & Gas, Chemicals, Paper & Pulp, Irrigation, and other industries by utilizing existing assets and expertise. Expanding into these areas supports Kelso's growth and extends its market reach with minimal capital investment as global demand for advanced valve technologies continues to rise.

• For FY2025, the company expects sales growth between 0% and 5% over fiscal year 2024. New tank car production is projected to decline in 2026 but recover in 2027. Kelso is controlling costs and streamlining operations to be ready for future growth and improved profitability as industry demand increases.

• During the three-month period ending on September 30, 2025, the Company successfully secured an increase to its line of credit, raising the available borrowing capacity from $500,000 to $1,000,000. This enhancement provides the Company with immediate access to the full amount of $1,000,000 under its line of credit facility.

• Effective Oct 6, 2025, the Company appointed CBIZ CPAs P.C. as its new public accounting firm following the resignation of Smythe LLP on September 25, 2025 due to a change in Smythe's policies. The Audit Committee reviewed proposals from several firms and recommended CBIZ, which was approved by the Board of Directors until the next Annual General Meeting.

SUMMARY OF FINANCIAL PERFORMANCE

Three months ended September 30	2025	2024 *
Revenues	$2,808,144	$2,523,282
Gross Profit	$1,166,259	$1,113,199
Gross profit margin	42%	44%
Adjusted EBITDA continuing operations	$218,880	$37,309
Profit (Loss) from continuing operations	$187,119	($85,208)
Profit (Loss) from discontinued operations	($4,268)	($276,592)
Basic earnings (loss) per share - continuing ops	$0.00	($0.00)
Basic earnings (loss) per share - discontinued ops	($0.00)	($0.01)

Nine months ended September 30	2025	2024 *
Revenues	$8,609,426	$8,067,477
Gross Profit	$3,651,459	$3,582,797
Gross profit margin	42%	44%
Profit (Loss) from continuing operations	$762,806	($414,402)
Profit (Loss) from discontinued operations	($95,493)	($1,191,080)
Basic earnings (loss) per share - continuing ops	$0.01	($0.01)
Basic earnings (loss) per share - discontinued ops	($0.00)	($0.02)

Liquidity and Capital Resources	Sep 30, 2025	Dec 31, 2024 *
Working capital	$2,893,240	$2,125,386
Cash	$835,098	$153,147
Accounts receivable	$870,872	$1,091,304
Net Equity	$4,896,343	$4,229,030
Total assets	$6,516,637	$6,570,345
Common shares outstanding	55,160,086	54,443,422

(*) FY2024 numbers adjusted for discontinued operations. Refer to Note 16 of the Q3-2025 Financial Statements.

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

2025-Q3 Kelso Financials Summary	2

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2025 the Company had cash on deposit in the amount of $835,098, accounts receivable of $870,872, prepaid expenses of $105,535 and inventory of $2,670,484 compared to cash on deposit in the amount of $153,147, accounts receivable of $1,091,304, prepaid expenses of $30,876 and inventory of $3,042,749 as at December 31, 2024. The Company had income tax payable of $12,524 at September 30, 2025 compared to $68,024 at December 31, 2024.

The working capital position of the Company as at September 30, 2025 was $2,893,240 compared to $2,125,386 as at December 31, 2024. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $6,516,637 as at September 30, 2025 compared to $6,570,345 as at December 31, 2024. Net assets of the Company were $4,896,343 as at September 30, 2025 compared to $4,229,030 as at December 31, 2024.

During the year ended December 31, 2024, the Company also obtained a line of credit of $500,000. During the three-month period ending on September 30, 2025, the Company successfully secured an increase to its line of credit, raising the available borrowing capacity from $500,000 to $1,000,000. This enhancement provides the Company with immediate access to the full amount of $1,000,000 under its line of credit facility. Amounts drawn on the line of credit bear interest at the Wall Street Journal Prime Rate (WSJ Prime Rate) plus 1.00%. At September 30, 2025, the WSJ Prime Rate was 7.50%. The line of credit is secured by a general security agreement over the Company's assets.

OUTLOOK

Kelso Technologies Inc. has delivered its third consecutive profitable quarter, signaling a steady recovery from earlier macroeconomic challenges. For Q3-2025, the Company reported net income of $182,851 ($187,119 excluding discontinued operations) and achieved an 11.3% year-over-year increase in gross revenue to $2.81 million. While the industry has shown signs of stabilization since late Q2, Kelso acknowledges a slowdown in new tank car construction as year-end approaches.

Operational efficiency remains a cornerstone of Kelso's strategy. Year-to-date, the Company has reduced expenses by 20% ($766,486), reinforcing its commitment to cost control and profitability. Management is actively looking to diversify beyond rail markets into sectors such as Water & Wastewater, Oil & Gas, Chemicals, Paper & Pulp, and Irrigation. Leveraging existing assets and expertise allows Kelso to expand with minimal capital investment, positioning the Company to capture rising global demand for advanced valve technologies.

Looking ahead, Kelso anticipates flat to modest sales growth of 0% to 5% for FY2025 compared to 2024, with tank car production expected to decline in 2026 before rebounding in 2027. The Company's strategic focus includes securing full AAR approvals for its Angle Valve (AV) and Bottom Outlet Valve (BOV), which are currently in service trials. These approvals are expected to unlock new revenue streams and strengthen Kelso's ability to offer comprehensive product packages. Additionally, the recent increase in its line of credit to $1,000,000 enhances financial flexibility, ensuring readiness for future growth opportunities.

SUMMARY

Kelso Technologies Inc. is emerging from a challenging financial landscape with improved operational efficiency, disciplined cost management, and a clear diversification strategy. While near-term growth remains modest, the Company's proactive measures-such as expanding into adjacent markets, securing product approvals, and strengthening liquidity-position it well for long-term success. With no interest-bearing long-term debt and a focus on innovation, Kelso is poised to capitalize on industry recovery and rising demand, driving sustainable profitability and shareholder value in the years ahead.

2025-Q3 Kelso Financials Summary	3

About Kelso Technologies

Kelso is a light industrial production and engineering company that specializes in the assembly, sales and distribution of proprietary products used in rail and other transportation, as well as expanding into other advanced industrial valve sectors. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of commodities during transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and preventing environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include: that profitability and growth are achievable this year given the tariff uncertainty in rail tank car production; that the Company will successfully diversify into new industrial valve sectors including water and waste-water, oil and gas, chemicals, pulp and paper and irrigation; that successful market diversification will require minimal capital investment; that sales growth will occur in 2025; that new rail products will receive AAR approvals and customers will buy them; and that current working capital, strict cost controls and anticipated sales activity will be sufficient for the Company to conduct ongoing business operations for the foreseeable future.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that risks in the rail industry including tariffs, high interest rates, inflation and supply chain issues may reduce or delay business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product;  that diversifying into new market sectors will be successful; that tank car producers may produce or retrofit fewer cars than expected; that customers may not purchase the Company's products for their tank cars; that capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be delayed;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch Chief Executive Officer Email: investor@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: investor@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

2025-Q3 Kelso Financials Summary	4